Exhibit 99.1
Major Controlling Companies: Subsidiaries with disclosure obligation under the amended KOSPI Market Disclosure Regulation by Korea Exchange

On April 2, 2013, Shinhan Financial Group (hereafter “SFG”) filed lists of major controlling subsidiaries (subsidiary holding more than 2.5% proportion of group asset under consolidated basis) that has disclosure obligation pursuant to the KOSPI Market Disclosure Regulation by Korea Exchange.

<Major Controlling Subsidiaries>

Company Name	Total Asset (KRW million, Consolidated)	Proportion of Asset*

Shinhan Bank	234,102,700	77.8%

Shinhan Card	22,279,918	7.4%

Shinhan Investment Corp.	16,465,337	5.5%

Shinhan Life Insurance	16,942,184	5.6%

* Proportion of Asset under SFG’s total asset (300,848,489 KRW million) as of December 31, 2012